Exhibit 1

DESCRIPTION OF SERIES E PREFERRED STOCK

This description of the particular terms of the Series E preferred stock supplements, and, to the extent inconsistent, replaces, the description of the general terms and provisions of the preferred stock set forth in the accompanying prospectus. The following summary of the terms and provisions of the Series E preferred stock does not purport to be complete and is qualified in its entirety by reference to the articles supplementary creating the Series E preferred stock, a copy of which will be made available by us, our charter, our bylaws, as amended, and applicable laws.

General

Under our charter, our board of directors is authorized without further stockholder action to establish and issue, from time to time, up to 35,000,000 shares of our preferred stock, in one or more series, with such designations, preferences, powers and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereon, including dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as stated in the resolution providing for the issue of a series of such stock, adopted, at any time or from time to time, by our board of directors and set forth in articles supplementary to our charter for such series of preferred stock. As of August 31, 2003, we had outstanding 877,017 shares of 8.57% Series B Cumulative Redeemable Preferred Stock, 529,187 shares of 8.55% Series C Cumulative Redeemable Preferred Stock and 168,411 shares of 8.45% Series D Cumulative Redeemable Preferred Stock. The material terms of our Series E preferred stock are described below. We intend to redeem all of the Series B preferred stock, Series C preferred stock and Series D preferred stock with the proceeds from the offering of the Series E preferred stock, including any proceeds from the exercise of the underwriters’ option to purchase additional shares, and funds borrowed on our unsecured credit facility.

Rank

With respect to dividend rights and rights upon liquidation, dissolution or winding up of us, the Series E preferred stock ranks:

•	senior to all classes or series of our common stock, and to any other class or series of our capital stock issued by us not referred to in the second and third bullet points of this paragraph;

•	on parity with the Series B preferred stock, Series C preferred stock and the Series D preferred stock and with all equity securities issued by us in the future the terms of which specifically provide that such equity securities rank on a parity with the Series E preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of us; and

•	junior to all equity securities issued by us in the future the terms of which specifically provide that such equity securities rank senior to the Series E preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up.

The term “capital stock” does not include convertible debt securities, which rank senior to the Series E preferred stock prior to conversion.

Dividends

Subject to the preferential rights of the holders of any class or series of our capital stock ranking senior to the Series E preferred stock as to dividends, the holders of shares of the Series E preferred stock are entitled to receive, when, as, and if declared by our board of directors out of funds of CarrAmerica legally available for the payment of dividends, cumulative cash dividends at the rate of 7.50% of the liquidation preference per annum per share (equivalent to $1.8750 per annum per share).

Dividends on the Series E preferred stock are cumulative from the date of original issue and are payable quarterly in arrears on or about the last day of each February, May, August and November or, if such day is not a business day, on the next succeeding business day.

The first dividend on the Series E preferred stock is scheduled to be paid on November 30, 2003. Any dividend payable on the Series E preferred stock, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our stock records at the close of business on the applicable record date, which shall be the date designated by our board of directors for the payment of dividends that is not more than 30 nor less than 10 days prior to the scheduled dividend payment date. Notwithstanding any provision to the contrary contained in this prospectus supplement, each outstanding share of Series E preferred stock will be entitled to receive a dividend with respect to any dividend record date equal to the dividend paid with respect to each other share of Series E preferred stock that is outstanding on such date.

We will not declare dividends on the Series E preferred stock, or pay or set apart for payment dividends on the Series E preferred stock if the terms of any of our agreements, including any agreements relating to our indebtedness, prohibit such a declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach of or default under such an agreement. Likewise, no dividends will be declared by our board of directors or paid or set apart for payment if such declaration or payment is restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series E preferred stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared. Except as described in the next paragraph, unless full cumulative dividends on the Series E preferred stock have been or contemporaneously are declared and paid in cash or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, we will not:

•	declare or pay or set aside for payment dividends, and we will not declare or make any distribution of cash or other property, directly or indirectly, on or with respect to any shares of our common stock or shares of any other class or series of our capital stock ranking, as to dividends, on a parity with or junior to the Series E preferred stock (other than a dividend paid in shares of common stock or in shares of any other class or series of capital stock ranking junior to the Series E preferred stock as to dividends and upon liquidation), for any period; or

•	redeem, purchase or otherwise acquire for consideration, or make any other distribution of cash or other property, directly or indirectly, on or with respect to, or pay or make available any monies for a sinking fund for the redemption of, any common stock or on shares of any other class or series of our capital stock ranking, as to dividends and upon liquidation, on a parity with or junior to the Series E preferred stock (except by conversion into or exchange for other shares of any class or series of capital stock ranking junior to the Series E preferred stock and in accordance with certain provisions of our charter, under which Series E preferred stock owned by a stockholder in excess of the ownership limit discussed under “—Restrictions on Ownership and Transfer” will be transferred to a trust for the exclusive benefit of one or more charitable beneficiaries and may be purchased by us under certain circumstances).

When we do not pay dividends in full (or we do not set apart a sum sufficient to pay them in full) upon the Series E preferred stock and the shares of any other class or series of capital stock ranking, as to dividends, on a parity with the Series E preferred stock, we will declare any dividends upon the Series E preferred stock and each such other class or series of capital stock ranking, as to dividends, on a parity with the Series E preferred stock proportionately so that the amount of dividends declared per share of Series E preferred stock and such other class or series of capital stock will in all cases bear to each other the same ratio that accrued dividends per share on the Series E preferred stock and such other class or series of preferred stock (which will not include any accrual in respect of unpaid dividends on such other class or series of capital stock for prior dividend periods if such other class or series of capital stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series E preferred stock which may be in arrears.

Holders of shares of Series E preferred stock are not entitled to any dividend, whether payable in cash, property or shares of capital stock, in excess of full cumulative dividends on the Series E preferred stock as described above. Any dividend payment made on the Series E preferred stock will first be credited against the earliest accrued but unpaid dividends due with respect to those shares which remain payable. Accrued but unpaid dividends on the Series E preferred stock will accumulate as of the due date for the dividend payment on which they first become payable.

As a result of recent changes in the tax law, dividends paid by regular C corporations to persons or entities that are taxed as individuals now are taxed at the rate applicable to long-term capital gains, which is a maximum of 15%, subject to certain limitations. Because we are a REIT, however, our dividends, including dividends paid on our Series E preferred stock, generally will continue to be taxed at regular ordinary income tax rates, except to the extent that the special rules relating to qualified dividend income and capital gains dividends paid by a REIT apply. See “Certain Material Federal Income Tax Considerations.”

If, for any taxable year, we elect to designate as “capital gain dividends” (as defined in Section 857 of the Internal Revenue Code of 1986, as amended, or any successor revenue code or section) any portion, which we refer to as the “Capital Gains Amount,” of the total dividends (as determined for federal income tax purposes) paid or made available for such taxable year to holders of all classes and series of capital stock, then the portion of the Capital Gains Amount that will be allocable to holders of Series E preferred stock shall be in the same proportion that the total of the dividends (as determined for federal income tax purposes) paid or made available to the holders of Series E preferred stock for the year bears to the total of all such dividends for the year paid with respect to all classes and series of our outstanding capital stock.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, the holders of shares of Series E preferred stock are entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends (whether or not declared) to the date of payment, before any distribution or payment may be made to holders of shares of our common stock or any other class or series of our capital stock ranking, as to liquidation rights, junior to the Series E preferred stock. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the full amount of the liquidating distributions on all outstanding shares of Series E preferred stock and the corresponding amounts payable on all shares of each other class or series of capital stock ranking, as to liquidation rights, on a parity with the Series E preferred stock, then the holders of the Series E preferred stock and each such other class or series of capital stock ranking, as to liquidation rights, on a parity with the Series E preferred stock will share proportionately in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Holders of Series E preferred stock will be entitled to written notice of any liquidation. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series E preferred stock will have no right or claim to any of our remaining assets. Our consolidation or merger with or into any other corporation, trust or other entity, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute our liquidation, dissolution or winding up.

Redemption

The Series E preferred stock is not redeemable prior to September 25, 2008. We are entitled, however, pursuant to the articles supplementary relating to the Series E preferred stock, to purchase shares of the Series E preferred stock in order to preserve our status as a REIT for federal or state income tax purposes at any time. See “—Restrictions on Ownership and Transfer.” On and after September 25, 2008, we may, at our option, redeem the Series E preferred stock, in whole or from time to time in part, for cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends to and including the date fixed for redemption, without interest, to the extent we have funds legally available for that purpose.

In order to redeem their shares of Series E preferred stock, holders must surrender their shares at the place designated in the notice of redemption. Holders will then be entitled to the redemption price and any accrued and unpaid dividends payable upon redemption. If a notice of redemption has been given and if the funds necessary for the redemption have been set aside by us in trust for the benefit of the holders of any shares of Series E preferred stock called for redemption, then from and after the redemption date, dividends will cease to accrue on such shares of Series E preferred stock and such shares of Series E preferred stock will no longer be deemed outstanding. At such time all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series E preferred stock is to be redeemed, we will select the Series E preferred Stock to be redeemed pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method that we determine. See “Description of Preferred Stock—Redemption” in the accompanying prospectus.

Unless full cumulative dividends on all shares of Series E preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series E preferred stock shall be redeemed unless all outstanding shares of Series E preferred stock are simultaneously redeemed and we will not purchase or otherwise acquire directly or indirectly any shares of Series E preferred stock (except by exchange for our capital stock ranking junior to the Series E preferred stock as to dividends and upon liquidation); provided, however, that we may purchase shares of Series E preferred stock in order to ensure that we continue to meet the requirements for qualification as a REIT for federal and/or state income tax purposes, and may purchase or acquire shares of Series E preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series E preferred stock. See “—Restrictions on Ownership and Transfer” below. So long as no dividends are in arrears, we may at any time and from time to time repurchase shares of Series E preferred stock in open-market transactions duly authorized by our board of directors and effected in compliance with applicable laws.

Notice of redemption will be mailed, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series E preferred stock to be redeemed at their respective addresses as they appear on the stock transfer records of the transfer agent. No failure to give such notice or any defect therein or in the mailing thereof will affect the validity of the proceedings for the redemption of any shares of Series E preferred stock except as to the holder to whom notice was defective or not given. Each notice will state:

•	the redemption date;

•	the redemption price;

•	the number of shares of Series E preferred stock to be redeemed;

•	the place or places where the Series E preferred stock is to be surrendered for payment of the redemption price; and

•	that dividends on the shares to be redeemed will cease to accrue on such redemption date.

If less than all of the Series E preferred stock held by any holder is to be redeemed, the notice mailed to such holder will also specify the number of shares of Series E preferred stock held by such holder to be redeemed.

If a redemption date falls after a dividend record date and on or prior to the corresponding dividend payment date, each holder of shares of the Series E preferred stock at the close of business of such dividend record date will be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares on or prior to such dividend payment date and each holder of shares of Series E preferred stock that surrenders such shares on such redemption date will be entitled to the dividends accruing after the end of the applicable distribution period. Except as described above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series E preferred stock for which a notice of redemption has been given.

Any shares of the Series E preferred stock that we redeem or repurchase will be retired and restored to the status of authorized but unissued shares of preferred stock.

No Maturity, Sinking Fund or Mandatory Redemption

The Series E preferred stock has no maturity date and we are not required to redeem the Series E preferred stock at any time. Accordingly, the Series E preferred stock will remain outstanding indefinitely, unless we decide, at our option, to exercise our redemption right. The Series E preferred stock is not subject to any sinking fund.

Voting Rights

Holders of the Series E preferred stock generally do not have any voting rights, except as set forth below.

If dividends on the Series E preferred stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of the Series E preferred stock (voting together as a class with all other classes or series of preferred stock upon which like voting rights have been conferred, including the Series B preferred stock, Series C preferred stock and Series D preferred stock, and are exercisable) will be entitled to vote at our next annual meeting and each subsequent annual meeting of stockholders, for the election of two additional directors to serve on our board of directors, until all dividend arrearages and the dividend for the then current period have been paid or declared and a sum sufficient for the payment thereof set aside for payment. In such a case, the number of directors serving on the board of directors will be increased by two members.

So long as any shares of Series E preferred stock remain outstanding, we will not, without the consent or the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series E preferred stock and each other class or series of preferred stock ranking on a parity with respect to the payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, voting as a single class, given in person or by proxy, either in writing or at a meeting:

•	authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking prior to such Series E preferred stock with respect to payment of dividends,

or the distribution of assets on liquidation, dissolution or winding up, or reclassify any authorized stock of CarrAmerica into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or

•	amend, alter or repeal the provisions of our articles of incorporation or articles supplementary, whether by merger, consolidation, transfer or conveyance of substantially all of its assets or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series E preferred stock or its holders;

except that with respect to the occurrence of any of the events described in the second bullet point immediately above, so long as the Series E preferred stock remains outstanding with the terms of the Series E preferred stock materially unchanged, taking into account that, upon the occurrence of an event described in the second bullet point above, we may not be the surviving entity, the occurrence of such event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of holders of Series E preferred stock, and in such case such holders shall not have any voting rights with respect to the events described in the second bullet point immediately above.

Holders of shares of Series E preferred stock shall not be entitled to vote with respect to any increase in total number of authorized shares of our common stock or preferred stock, any increase in the amount of the authorized Series E preferred stock or the creation or issuance of any other class or series of capital stock, or any increase in the number of authorized shares of Series E preferred stock or any other class or series of capital stock, in each case ranking on a parity with or junior to the Series E preferred stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up.

The holders of such Series E preferred stock will not have any voting rights with respect to, and the consent of the holders of Series E preferred stock is not required for, the taking of any corporate action, including any merger or consolidation involving CarrAmerica or a sale of all or substantially all of the assets of CarrAmerica, regardless of the effect that such merger, consolidation or sale may have upon the powers, preferences, voting power or other rights or privileges of the Series E preferred stock, except as set forth in the second bullet point above. Except as expressly set forth in the articles supplementary that relate to the Series E preferred stock, the Series E preferred stock will not have any relative, participatory, optional or other special voting rights and powers.

In any matter in which the Series E preferred stock may vote (as expressly provided in the articles supplementary or as may be required by law), each share of Series E preferred stock shall be entitled to one vote per $25.00 of liquidation preference. As a result, each share of Series E preferred stock will be entitled to one vote.

The voting provisions above will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required would occur, we have redeemed or called for redemption upon proper procedures all outstanding shares of Series E preferred stock.

Restrictions on Ownership and Transfer

Our charter contains certain restrictions on the number of shares of capital stock that individual shareholders may own. For us to qualify as a REIT under the Internal Revenue Code of 1986, as amended, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year (other than the first REIT year) or during a proportionate part of a shorter taxable year. Our capital stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. Because we intend to maintain our qualification as a REIT, our charter contains certain restrictions on the ownership and transfer of capital stock, including the Series E preferred stock, intended to ensure compliance with these requirements.

Subject to certain exceptions specified in our charter, no holder may own, through either actual ownership or deemed ownership by virtue of certain attribution provisions of the Internal Revenue Code, more than (A) 9.8% of the issued and outstanding shares of common stock (“Common Stock Ownership Limit”) or (B) 9.8% of any class or series of preferred stock (“Preferred Stock Ownership Limit”). The Common Stock Ownership Limit and the Preferred Stock Ownership Limit, together with the Non-U.S. Shareholders Limit, as described below, are referred to collectively herein as the “Ownership Limits.” Furthermore, all holders are prohibited from acquiring any capital stock if such acquisition would cause five or fewer beneficial owners of capital stock (determined taking into account the relevant attribution provisions of the Internal Revenue Code) who are treated as “individuals” for purposes of relevant provisions of the Internal Revenue Code to own in the aggregate more than 50% in value of the outstanding capital stock.

In addition to the above restrictions on ownership of our shares of capital stock, in order to assist us in qualifying as a “domestically controlled REIT,” the charter contains certain provisions preventing any Non-U.S. Shareholder, as defined below, from acquiring additional shares of our capital stock, if, as a result of such acquisition, we would fail to qualify as a “domestically controlled REIT” (“Non-U.S. Shareholder Limit”). A “Non-U.S. Shareholder” is a nonresident alien individual, foreign corporation, foreign partnership and any other foreign shareholder. For a discussion of the taxation of a Non-U.S. Shareholder and the requirements for us to qualify as a “domestically controlled REIT,” see “Material Federal Income Tax Considerations—U.S. Taxation of Non-U.S. Stockholders” and “—Taxation of CarrAmerica as a REIT” in our Current Report on Form 8-K filed with the SEC on September 3, 2003 and incorporated by reference into this prospectus supplement and the accompanying prospectus.

Our charter provides that, if any holder of our capital stock purports to transfer shares to a person or there is a change in our capital structure and either the transfer or the change in capital structure would result in our failing to qualify as a REIT, or such transfer or the change in capital structure would cause the transferee to hold shares in excess of the applicable Ownership Limit, then the capital stock being transferred (or in the case of an event other than a transfer, the capital stock beneficially owned) that would cause one or more of the restrictions on ownership or transfer to be violated will be automatically transferred to a trust for the benefit of a designated charitable beneficiary. The purported transferee of such shares will have no right to receive dividends or other distributions with respect to such shares and will have no right to vote such shares. Any dividends or other distributions paid to such purported transferee prior to the discovery by us that the shares have been transferred to a trust will be paid by the purported transferee upon demand to the trustee of the trust for the benefit of the charitable beneficiary. The trustee of the trust will have all rights to dividends with respect to the shares of capital stock held in trust, which rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividends or distributions paid over to the trustee will be held in trust for the charitable beneficiary. The trustee will designate a transferee of such stock so long as such shares of stock would not violate the Ownership Limitations in the hands of such designated transferee. Upon the sale of such shares, the purported transferee will receive the lesser of (A) (i) the price per share such purported transferee paid for the capital stock in the purported transfer that resulted in the transfer of shares of capital stock to the trust, or (ii) if the transfer or other event that resulted in the transfer of shares of capital stock to the trust was not a transaction in which the purported record transferee of shares of capital stock gave full value for such shares, a price per share equal to the market price on the date of the purported transfer or other event that resulted in the transfer of the shares to the trust, or (B) the price per share received by the trustee from the sale or disposition of the shares held in the trust.

All certificates representing the Series E preferred stock will bear a legend referring to the restrictions described above.

Every beneficial owner of more than 5% (or such lower percentage as required by the Internal Revenue Code or regulations thereunder) of the issued and outstanding shares of Series E preferred stock must file a written notice with us containing the information specified in our charter no later than December 31 of each year. In addition, any person who acquires or attempts or intends to acquire shares of Series E preferred stock in violation of the Preferred Stock Ownership Limit shall immediately give written notice to the us of such event and shall provide to us such other information as we may request in order to determine the effect, if any, of such transfer or attempted or intended transfer on our status as a REIT.

Conversion

The Series E preferred stock is not convertible into or exchangeable for any property or other securities.

Global Securities

Rather than issue the Series E preferred stock in the form of physical certificates, we will generally issue the shares in book-entry form evidenced by one or more global securities. We anticipate that any global securities will be deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in the name of Cede & Co., as DTC’s nominee.

DTC holds securities for its participants to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among participants through electronic book-entry changes to accounts of its participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Some of the participants, or their representatives, together with other entities, own DTC.

Purchases of Series E preferred stock under the DTC system must be made by or through participants, which will receive a credit for the shares on DTC’s records. Holders who are DTC participants may hold their interests in global securities directly through DTC. Holders who are not DTC participants may beneficially own interests in a global security held by DTC only through DTC participants, or through banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant and have indirect access to the DTC system. The ownership interest of each actual purchaser is recorded on the participant’s and indirect participants’ records. Purchasers will not receive written confirmation from DTC of their purchase, but should receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant or indirect participant through which the purchasers entered into the transaction.

So long as Cede & Co. is the registered owner of any global security, Cede & Co. for all purposes will be considered the sole holder of the global security. The deposit of shares of Series E preferred stock with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the shares. DTC has no knowledge of the actual beneficial owners of the shares. DTC’s records reflect only the identity of the participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

Neither DTC nor Cede & Co. consents or votes with respect to the shares. Under its usual procedures, DTC mails a proxy to the issuer as soon as possible after the record date. The proxy assigns Cede & Co.’s consenting or voting rights to the participants whose accounts are credited with the shares on the record date. DTC has advised us that it will take any action permitted to be taken by a holder of shares only at the direction of participants whose accounts are credited with DTC interests in the relevant global security.

Unless our use of the book-entry system is discontinued, owners of beneficial interests in a global security will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered the holders of the global security. The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability of those holders to transfer their beneficial interests in the global security.

Delivery of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

Redemption notices will be sent to Cede & Co. If less than all of the principal amount of the global securities of the same series is being redeemed, DTC’s practice is to determine by lot the amount of the interest of each participant in the global securities to be redeemed.

Redemption proceeds, distributions and dividend payments on the Series E preferred stock will be made to Cede & Co. by wire transfer of immediately available funds. DTC’s practice is to credit participants’ accounts on the payment date in accordance with their respective holdings shown on DTC’s records unless DTC believes that it will not receive payment on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in a “street name,” and will be the responsibility of the participants and indirect participants.

DTC has advised us that it is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we are not responsible for its accuracy. The rules applicable to DTC and its participants are on file with the SEC. Neither we nor any transfer agent, registrar or paying agent are responsible for the performance by DTC or their participants or indirect participants under the rules and procedures governing their operations or for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global securities or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

Transfer Agent and Registrar

The transfer agent, registrar and dividend disbursement agent for shares of Series E preferred stock is American Stock Transfer and Trust Company.